Contact

rpsilvajr@hotmail.com

www.linkedin.com/in/robertopintosilvajr (LinkedIn)

Top Skills

Event Management
Sponsorship
English

Languages

English
Portuguese
Spanish

Roberto Pinto da Silva Junior

Executive Director and Co-Founder at The Striker - Soccer News
Round Rock, Texas, United States

Summary

Executive Director for the Sports and Entertainment Business with 25 years of experience in world-leading corporations including 15 years working with Soccer Clubs (6 years of USL relationship). Extensive knowledge and experience in USL (United Soccer League) and the Latin America's soccer market. Positive record of developing and managing sports projects. Extensive experience with events, sponsorship and tickets sales management. Outstanding results working with clubs, agencies and sponsors as well as creating Fan experiences seeking the growth of clubs and venues sales. International experience and a MBA in Sports Management completed in Barcelona, Spain. Fluent in English, Spanish and Portuguese. Creative, energetic and passionate about sports and the community.

Experience

The Striker
Executive Director and Co-Founder
April 2020 - Present (2 years 7 months)
Texas, United States

The Striker is a soccer media outlet that promotes a positive soccer environment by giving those involved in the sport a voice and a place to learn, inspire, inform and be entertained. The Striker covers soccer in Texas, Southern California and Georgia like other sports get covered by the traditional sports press and how soccer is covered in many other countries. We achieve that with a
team of full-time writers and freelancers covering every level of soccer where we are, from MLS and NWSL down to youth.

Austin Men's Soccer Association
Vice President
May 2020 - Present (2 years 6 months)
Austin, Texas, United States

Austin Bold FC
General Manager
March 2014 - March 2020 (6 years 1 month)
Austin, Texas Area

Responsible for all activities related to the Franchise, including but not limited to:

1. Business Operation (Budget and Financials) and Reporting
2. Staffing
3. Ticket and Sponsor Sales
4. Marketing, Public and Community relations
5. Game Day Experience, operations and other Events
6. Players Identification, Negotiation, Registration and Visa process
7. Team operations planning and execution
8. Negotiations with League and other clubs
9. International Relations

Circuit of The Americas
3 years 2 months

Director of Private and Special Events
January 2018 - December 2019 (2 years)
Austin, Texas Area

Sr Manager, Special Projects
November 2016 - January 2018 (1 year 3 months)
Austin, Texas Area

Clube de Regatas do Flamengo
Venue and Events Manager
May 2013 - December 2013 (8 months)

o Head of Operations of all Flamengo´s games
o Operations with an average attendance of 30.000 people and maximum of 65.000 people
o Implementation of clubs new ticket sales operations
o Operated two of Brazilians Arenas made for the World Cup 2014 (Maracanã and Brasilia National Stadium)

GEO Eventos
Director for Soccer Events
November 2011 - April 2013 (1 year 6 months)

o Top 5 Brazilian Events Agency, a company of Brazilians biggest communication group (Rede Globo)
o Developed and implemented Sports Events seeking the creation of brands with short and long term results
o Managed sponsorship process including development, commercialization, execution and analysis.
o Supported sponsorship tactical implementation at events, such as ticket distribution, guest relations/hospitality, talent booking, invitations, and client/property relationship management.
o Conducted strategic proposal analysis as requested for new sponsorship opportunities.
o Prepared and managed operating budgets
o Also acted as General Manager of Outplan System, Brazilian Biggest Soccer Ticket company with over 5 million tickets sold per year and operations in more than 12 venues (www.futebolcard.com).
card.com).

Traffic Marketing Esportivo
Project Manager - Arenas Division
November 2010 - October 2011 (1 year)

o Top 5 Brazilian Sports Agency
o Acted as Marketing Manager for Fluminense Futebol Clube a Top 10 Brazilian Major League Soccer Club (1970, 1984, 2010 and 2012 Brazilian Soccer Champion)
o Responsible for overseeing all marketing and game entertainment functions for the team.
o Developed strategic local and national marketing and advertising campaigns to rise ticket sales (regular and season), maximizing event awareness and exposure for weekly games with over 30.000 people attending
o Supervised all areas of Marketing (marketing/promotions/advertising, event presentation/game operations, interactive/website development, creative services) to maximize collaborative exposure and drive revenue
o Developed initiatives to support new revenue opportunities

Coritiba Foot Ball Club
Marketing Manager
January 2009 - November 2010 (1 year 11 months)

o Top 20 Brazilian Major League Soccer Club (1985 Brazilian Soccer Champion)

o Increased in 50% of Coritiba's sponsorship revenues, with new commercial strategy
o Responsible for the development, implementation and management of Coritiba's season ticket program, with over 25.000 new plans sold.
o Responsible for overseeing all marketing and game entertainment functions for the team.
o Supervised all areas of Marketing (marketing/promotions/advertising, event presentation/game operations, interactive/website development, creative services) to maximize collaborative exposure and drive revenue
o Leaded the interface with all departments seeking the development, implementation and analysis of sales and marketing campaigns
o Responsible for cultivating and closing new corporate sponsorships and retaining and growing current team´s partnerships, including the whole process from lead generation, proposal development, contract negotiations, as well as overseeing "best in class" account management throughout the life of the sponsorship.

Clube Atletico Paranaense
Commercial Director
April 2008 - December 2008 (9 months)

o Top 20 Brazilian Major League Soccer Club (2001 Brazilian Soccer Champion)
o Co-responsible of Atleticos's season tickets sales, increasing from 10.000 to 25.000 season ticket holders in 7 months
o Responsible for overseeing all marketing and game entertainment functions for the team.
o Responsible for selling tickets weekly for important games with over 30.000 people attending
o Responsible for prospecting, selling, cultivating, maintaining and renewing sponsorships, advertising, corporate partnerships and luxury suite sales
o Developed and presented corporate sponsorship and luxury suite proposals to prospects and key clients
o Responsible for coordinating and executing corporate partnership fulfillment
o Liaise with Ticket Sales departments to maximize cross-selling opportunities

Publicar do Brasil
Internet Commercial Manager
June 2007 - April 2008 (11 months)

o Biggest Latin America Direct Media Company

o Developed sales strategy for the market that ensured attainment of company sales goals and profitability.

o Responsible for the performance and development of the Account Executives, preparing action plans by individuals as well as by team for effective search of sales leads and prospects.

o Conducted one-on-one review with all Account Executives to build more effective communications, to understand training and development needs, and to provide insight for the improvement of Account Executive’s sales and activity performance.

o Provided timely feedback to senior management regarding performance.

o Assisted Account Executives in preparation of proposals and presentations.

o Controlled expenses to meet budget guidelines.

o Recruited, tests, and hires Account Executives

Olá! Comunicação (Newspaper)

Commercial and Marketing Director

June 2005 - May 2007 (2 years)

o Brazilians first quality free newspaper

o Developed and administrated quality database-building strategies and programs which resulted in positive ROI and reduced direct selling costs

o Interacted daily with corporate client and multiple agencies seeking advertisement sales initiatives.

o Lead operational and performance of account team, ensuring quality work and effective processes

TIM

Marketing Analyst and Commercial Manager

April 2000 - September 2004 (4 years 6 months)

o Brazilian Top 3 Telecommunications Company

o Developed the client agency process since the negotiation thru the briefing creation, campaign development, execution, paper work and financial deals.

o Responsible for the Marketing Budget, including development, approval and follow up

o Responsible for buying fully integrated marketing activation platforms including signage, ticket sales, hospitality, community and special events, promotions and television, internet, print and television advertising.

o Organized sports events such as tennis, running and soccer tournaments and games, music concerts and corporate events

o Responsible for a USD 2 million/year sport sponsorship budget

Aracruz Celulose
Trainee
1995 - 1998 (3 years)

Education

Universitat Politècnica de Catalunya
MBA, Sports Management · (2004 - 2005)

Faculdade Santa Cruz Inove
Major, Economics · (2000 - 2004)

Byram Hills District School